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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                            NEW ERA OF NETWORKS, INC.
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                                (Name of Issuer)



                          COMMON STOCK $.0001 PAR VALUE
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                         (Title of Class of Securities)


                                   644312 100
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                                 (CUSIP Number)


                                 Daniel R. Carl
                                  SYBASE, INC.
                              6475 Christie Avenue
                          Emeryville, California 94608
                                 (510) 922-4650
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 644312 100             SCHEDULE  13D/A               Page 2 of 4 Pages

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        1. Name of Reporting Person

           Sybase, Inc.
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           I.R.S. Identification No. of Above Person

           94-2951005
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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]    N/A

           (b)  [ ]    N/A
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        3. SEC Use Only
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        4. Source of Funds (See Instructions)  OO
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        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)
                N/A
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        6. Citizenship or Place of Organization   State of Delaware
--------------- ----------------------------------------------------------------
Number of
Shares          7.   Sole Voting Power         29,642,458
Beneficially    ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power           0
Reporting       ----------------------------------------------------------------
Person With     9.   Sole Dispositive Power    29,642,458
                ----------------------------------------------------------------
                10.  Shared Dispositive Power      0
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        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 29,642,458
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        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
             N/A
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        13. Percent of Class Represented by Amount in Row (11)   79.99% (2)
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        14. Type of Reporting Person (See Instructions)

            CO
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                                                               Page 3 of 4 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D originally filed on February 28, 2001 and amended on April 13, 2001 by Sybase, Inc., a Delaware corporation ("Sybase") and relates to the exchange offer by Sybase, through its wholly-owned subsidiary, to acquire all outstanding shares of common stock of New Era of Networks, Inc., a Delaware corporation ("NEON").

     Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented by adding the following paragraphs immediately after the final paragraph thereof:

     The subsequent offering period of the Offer expired at 12:00 midnight, New York City time on April 26, 2001.

     As of 12:00 midnight, New York City time on April 26, 2001, 29,642,458 Shares had been tendered pursuant to the Offer and not withdrawn, which constituted approximately 79.99% of the total number of NEON's then-outsanding Shares.

ITEM 5. INTEREST IN SECURITIES IN NEON

     Item 5 is amended by amending and restating subsections (a)-(b) in the entirety as follows:

          (a)-(b) Sybase has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,642,458 Shares, representing approximately 79.99% of the outstanding Shares of NEON.

     Except as set forth in this Item 5, neither Sybase, nor any other person controlling Sybase nor, to the best knowledge of Sybase, any persons named in Schedule A to the Schedule 13D beneficially owns any Shares.

          Sybase has sole power to vote and dispose of 29,642,458 Shares.


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CUSIP No. 644312 100             SCHEDULE  13D/A               Page 4 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 10, 2001

SYBASE, INC.

By: /s/ Pieter Van der Vorst
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Name: Pieter Van der Vorst
Title: Vice President and Chief Financial Officer